SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Joseph C. Alter, Esq.
Assistant Vice President and Deputy General Counsel
American Financial Group, Inc.
301 E. Fourth Street
Cincinnati, OH 45202
(513) 362-0158

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 10
1	NAMES OF REPORTING PERSONS
American Financial Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
686,115 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
686,115 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
686,115 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

CUSIP No. 35180X105	13D	Page 3 of 10
1	NAMES OF REPORTING PERSONS
Great American Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
686,115 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
686,115 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
686,115 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

* Percentage calculated based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

Explanatory Note

On May 10, 2023, Franchise Group, Inc., a Delaware corporation (the “Issuer”), entered into an Agreement and Plan of Merger, dated May 10, 2023 (the “Merger Agreement”), by and among the Issuer, Freedom VCM, Inc., a Delaware corporation (“Parent”), and Freedom VCM Subco, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). Subsequently, in connection with the transactions contemplated by the Merger Agreement, Great American Insurance Company, an Ohio corporation (“Great American”), a wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“AFG”), entered into the Reporting Person Rollover Agreement (as defined and further described in Item 4 below). Also as further described below, the Reporting Persons may be deemed to be the beneficial owner of certain shares of Common Stock of the Issuer, $0.01 par value (“Common Stock”), as reported in this Statement on Schedule 13D (this “Schedule 13D”).  The 686,115 shares of Common Stock (the “Great American Shares”) reported in this Section 13D are beneficially owned by AFG and are owned of record by Great American. AFG and Great American are collectively referred to in this Schedule 13D as the “Reporting Persons.” AFG and Great American are filing this Schedule 13D by virtue of Great American entering into the aforementioned Reporting Person Rollover Agreement, as further described below.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock of Franchise Group, Inc., a Delaware corporation. The Issuer’s principal executive offices are located at 109 Innovation Court, Suite J, Delaware, Ohio 43015.

Item 2.	Identity and Background.

(a) - (c), (f) The Reporting Persons are AFG and its wholly-owned subsidiary, Great American, each of which is an Ohio corporation with a principal business address at 301 E. Fourth Street, Cincinnati, Ohio 45202. AFG is an insurance holding company that, through the operations of its subsidiaries, including Great American, is engaged in property and casualty insurance, focusing on specialized commercial products for businesses. Information for the respective Directors and Executive Officers of AFG and Great American is provided on Annex A.

(d), (e) During the last five years, neither of the Reporting Persons nor any party listed on Annex A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D shall incorporate by reference the information set forth in Item 4 below. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Reporting Person Rollover Agreement (as defined and further described in Item 4 below), and therefore no funds were used in connection with the transactions prompting the Reporting Persons to file this Schedule 13D.

Item 4.	Purpose of Transaction.

Agreement and Plan of Merger; Financing

The Reporting Persons are filing this Schedule 13D based on Great American entering the Reporting Person Rollover Agreement (as defined and further described in this Item 4 below).  Great American holds the Great American Shares for investment purposes only, as part of its broader investment portfolio. Other than the Reporting Person Rollover Agreement—to which the form of BRP Shares LLC Agreement (as defined and further described below) is an exhibit and which Great American will enter substantially concurrently with the closing of the Merger—neither of the Reporting Persons is a party to any of the other agreements described further below, including without limitation the Merger Agreement.

On May 10, 2023, the Issuer entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub shall merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). The acquiring group includes members of the senior management team of the Issuer, led by Brian Kahn (“Kahn”), the Issuer’s Chief Executive Officer, in financial partnership with a consortium that includes B. Riley Financial, Inc. (“B. Riley”) and Irradiant Partners.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock (each, a “Share”) held by stockholders (other than the Excluded Shares as defined by the Merger Agreement, the definition of which includes, among other items, the Issuer’s Shares for which the holder has duly exercised appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, Shares or Preferred Shares owned by Bryant Riley, B. Riley, Parent, Merger Sub, the Issuer and its wholly-owned subsidiaries and Rollover Shares, as defined below) will receive $30.00 in cash per Share (the “Public Stockholder Per Share Price”); (b) each share of preferred stock of the Issuer (each, a “Preferred Share”) will be converted or, at the election of the Issuer (which shall be made solely at Parent's direction), redeemed, in each case in accordance with that certain Certificate of Designation of 7.50% Series A Cumulative Perpetual Preferred Stock of the Issuer, dated as of September 18, 2020; and (c) each Rollover Share shall be subject to the treatment provided in the Rollover Agreement, as described below.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants.

The Merger Agreement provides for certain termination rights, including that the Issuer or Parent may terminate the Merger if the closing does not occur by November 10, 2023, subject to the terms and conditions of the Merger Agreement. Closing of the Merger is conditioned on customary conditions to closing including expiration of the waiting period (and any extension thereof), if any, applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of the Requisite Company Vote (as defined in the Merger Agreement).

Certain financial institutions and Irradiant Partners LP have agreed to provide Parent with debt financing in an aggregate principal amount of up to $475 million on the terms and subject to the conditions set forth in a debt commitment letter.  In addition, B. Riley has committed to capitalize Parent at closing of the Merger with an aggregate equity contribution equal to up to $560 million on the terms and conditions set forth in an equity commitment letter, though it is expected that the actual amount to be funded by B. Riley will be substantially less.

Rollover Agreement

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain stockholders of the Issuer (the “Rollover Stockholders”) entered into a rollover contribution agreement (the “Rollover Agreement”) between Freedom VCM Holdings, LLC, a Delaware limited liability company and, following the consummation of the Merger, indirect parent of the Issuer (“Topco”), and each Rollover Stockholder, pursuant to which, at the Effective Time, certain shares of Common Stock (“Rollover Shares”) held by the Rollover Stockholders will be contributed to Topco in exchange for a number of common membership interests of Topco.  Subsequently, Great American entered into a rollover contribution agreement dated as of August 6, 2023, with Freedom VCM Holdings, LLC and B. Riley Private Shares 2023-2 QP, LLC (“BRP Shares, LLC”) (the “Reporting Person Rollover Agreement”, and collectively with the Rollover Agreement, the “Rollover Agreements”). Pursuant to the Reporting Person Rollover Agreement, substantially concurrently with the closing of the Merger, the Great American Shares will be contributed to BRP Shares, LLC in exchange for a number of common membership interests of BRP Shares, LLC, which will in turn acquire the equivalent number of common membership interests in Topco. Also substantially concurrently with the closing of the Merger, Great American will enter into a Limited Liability Company Operating Agreement (“BRP Shares LLC Agreement”) of BRP Shares, LLC. The BRP Shares LLC Agreement, a form of which is an exhibit to the Reporting Person Rollover Agreement, will govern the rights and obligations of Great American and the other members of BRP Shares, LLC.

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain members of the Issuer’s management team (the “Management Stockholders”), entered into a Voting Agreement with the Issuer and Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Management Stockholders have agreed to vote all Shares owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against certain actions that would prevent, interfere with or delay the consummation of the Merger. The Reporting Person Rollover Agreement includes covenants obligating Great American to vote the Great American Shares in favor of the transaction substantially identical to the Voting Agreement. The Reporting Person Rollover Agreement terminates upon the termination of the Merger Agreement in accordance with its terms and is terminable by Great American if the Merger Agreement is amended to reduce the amount or form of the Public Stockholder Per Share Price, to extend the Outside Date (as defined in the Merger Agreement) beyond December 25, 2023, or to otherwise impose additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Merger or in the event the Special Committee or the Board changes its recommendation in favor of the Transaction or upon the valid termination of the Voting Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Merger Agreement, the Voting Agreement and the Rollover Agreements, copies of which are filed as Exhibits herewith, and which are incorporated herein by reference in their entirety. The Merger Agreement, the Voting Agreement and the Rollover Agreements are incorporated herein by reference to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual or financial information about Parent, Merger Sub, the Issuer, the Reporting Persons or any other person or entity or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each of the Merger Agreement, the Voting Agreement and the Rollover Agreements: (a) were made only for purposes of the respective agreement and as of specific dates; (b) were solely for the benefit of the parties to the Merger Agreement, the Voting Agreement and the Rollover Agreements, as applicable; (c) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Voting Agreement and the Rollover Agreements, instead of establishing those matters as facts; and (d) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of any party to the aforementioned documents or any of those parties’ respective subsidiaries or affiliates.

As a result of Great American entering into the Reporting Person Rollover Agreement, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Mr. Kahn and certain of his affiliates and related persons, Mr. Riley (the Chairman and Co-Chief Executive Officer of B. Riley), Mr. Laurence (a partner at Vintage Capital Management, LLC (“Vintage Capital”)), Vintage Capital, an affiliate of Kahn, and Mr. John B. Berding, an immediate family member and an affiliated trust (the “Berding Parties”), Mr. Joseph A. Haverkamp, the Employee Rollover Parties (as described and defined in Item 5 below) and the Kelleher Family Trust, each of which entered into a rollover agreement with Freedom VCM Holdings, LLC and BRP Shares, LLC. Mr. Berding is President of and serves on the Board of Directors of AFG.  The Berding Parties entered into such agreements separately and independently from any other party, including AFG, and have not acted in concert with any other party, including AFG, in connection with their acquisition or ownership of Common Stock. Mr. Berding and certain affiliated trusts and entities for which he directs investment (i) have separately committed to contribute $7.5 million to BRP Shares, LLC in exchange for membership interests in BRP Shares, LLC, which will in turn acquire the equivalent number common membership interests in Topco, and (ii) will enter into the BRP Shares LLC Agreement, each substantially concurrently with the closing of the Merger.

Item 5.	Interests in Securities of the Issuer.

As a result of Great American entering into the Reporting Person Rollover Agreement, as described in Item 4 above, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Mr. Kahn and certain of his affiliates and related persons, Mr. Riley (the Chairman and Co-Chief Executive Officer of B. Riley), Mr. Laurence (a partner at Vintage Capital), and Vintage Capital, an affiliate of Kahn, as well as the following officers of the Issuer who have entered into additional rollover and contribution agreements with Topco: Mr. Kenneth Todd Evans, Mr. Scott Harvey, Mr. Andrew F. Kaminsky, Mr. Jason Mattes, Ms. Tiffany McMillan-McWaters, Mr. Eric F. Seeton, and Mr. Thomas Will (collectively, the “Employee Rollover Parties”); together with Kelleher Family Trust, who has also entered into a rollover and contribution agreement. Based on public filings, the Reporting Persons understand that (i) Brian Kahn may, directly or indirectly (including with respect to Vintage Capital), be deemed to beneficially own 12,231,350 shares of Common Stock, (ii) Mr. Riley beneficially owns 1,804 shares of Common Stock, (iii) Mr. Laurence beneficially owns 573,482 shares of Common Stock, (iv) the Berding Parties beneficially own 184,875 shares of Common Stock, (v) Mr. Haverkamp beneficially owns 1,887 shares of Common Stock, (vi) the Kelleher Family Trust owns 13,768 shares of Common Stock, and (vii) the Employee Rollover Parties beneficially own 283,703.12 shares of  Common Stock. Accordingly, to the extent the Reporting Persons are deemed to be a member of such “group,” the aggregate beneficial ownership of such “group,” including the shares of Common Stock beneficially by the Reporting Persons, is equal to 13,976,984.12 shares of Common Stock, representing approximately 39.7% of the outstanding shares of Common Stock. The foregoing percentage is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023. The Reporting Persons disclaim beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

(a) As of 4:00 p.m., Eastern Time, on August 7, 2023, the Reporting Persons beneficially owned 686,115 shares of Common Stock, representing approximately 1.95% of the Issuer’s Common Stock outstanding.

The calculation of the percentage of Common Stock beneficially owned by the Reporting Persons is based on 35,187,771.51 shares of Common Stock outstanding as of July 10, 2023, as reported by the Issuer in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on July 14, 2023.

(b) The Reporting Persons have sole voting and dispositive power over the shares of Common Stock set forth in Item 5(a) above.

(c) The Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Except as otherwise described herein, no person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D hereby incorporates by reference the information set forth in Item 4 above.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1*
Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.2
Voting Agreement, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.3
Rollover Agreement, dated as of May 10, 2023, by and among Freedom VCM Holdings, LLC and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.4**	Rollover Agreement, dated as of August 6, 2023, by and among Freedom VCM Holdings, LLC, B. Riley Private Shares 2023-2 QP, LLC and Great American Insurance Company

* Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer has agreed to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

** A copy is filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2023

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Joseph C. Alter
Joseph C. Alter
Assistant Vice President and
Deputy General Counsel

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Sue A. Erhart
Sue A. Erhart
Senior Vice President and
General Counsel

ANNEX A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the AFG are set forth below. Each director’s and executive officer’s business address is 301 East Fourth Street, Cincinnati, Ohio 45202. All of the persons listed below are citizens of the United States of America.

Name	Position with Reporting Person	Principal Occupation for Non- Employees of AFG

Carl H. Lindner III	Co-Chief Executive Officer and Director
S. Craig Lindner	Co-Chief Executive Officer and Director
Gregory G. Joseph	Director	Executive Vice President and Principal, Joseph Automotive Group, which owns and operates various automobile dealerships
John B. Berding	President and Director
James E. Evans	Director	Executive Consultant

Terry S. Jacobs	Director	Chairman and Chief Executive Officer, JFP Group, LLC, a real estate development company
Mary Beth Martin	Director	Executive Director of the Farmer Family Foundation, philanthropic organization
Amy Y. Murray	Director	Former Deputy Assistant Secretary of Defense / Deputy, Industrial Policy, and Director of the Office of Small Business for the U.S. Department of Defense
Evans N. Nwankwo	Director	President of Megan Construction Company, a commercial construction company
William W. Verity	Director	Chairman and CEO of Verity Investment Partners, an investment management company
John I. Von Lehman	Director	Retired Executive Vice President, Chief Financial Officer and Secretary, The Midland Company, an Ohio-based provider of specialty insurance products
Michelle A. Gillis	Senior Vice President and Chief Administrative Officer
Brian S. Hertzman	Senior Vice President and Chief Financial Officer
Vito C. Peraino	Senior Vice President and Executive Counsel
David L. Thompson	President and Chief Operating Officer of Great American
Mark A. Weiss	Senior Vice President and General Counsel

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Great American are set forth below. Each director’s and executive officer’s business address is 301 East Fourth Street, Cincinnati, Ohio 45202. All of the persons listed below are citizens of the United States of America. Each person listed below is an employee of AFG or Great American.

Name	Position with Great American

David L. Thompson	President, Chief Operating Officer and Director
Michelle A. Gillis	Director
Brian S. Hertzman	Director
Anthony J. Mercurio	Executive Vice President and Director
Michael E. Sullivan	Executive Vice President and Director
Sue A. Erhart	Senior Vice President and General Counsel
Judith E. Gill	Senior Vice President and Controller
Annette D. Gardner	Chief Financial Officer